BankUnited, Inc.

14817 Oak Lane

Miami Lakes, Florida 33016

November 9, 2011

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attn:       Kathryn McHale

Re:	BankUnited, Inc.
Registration Statement on Form S-4
File No. 333-175530

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), BankUnited, Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as then amended, will become effective under the Securities Act at 4:00 p.m. ET on November 10, 2011 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Andrew P. Alin of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3992 and that such effectiveness also be confirmed in writing.

Very truly yours,

BANKUNITED, INC.

/s/ JOHN A. KANAS
By:	John A. Kanas
Title:	Chairman, President and Chief Executive Officer

cc:           William S. Rubenstein, Esq.

Andrew P. Alin, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

[Signature Page to Acceleration Request]